<PAGE 1>

                                                             File No. 69-122

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004

                                  Form U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the fiscal year ended December 31, 1995

                          COMMONWEALTH ENERGY SYSTEM

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

   Claimant

   Commonwealth Energy System (the System), a Massachusetts Trust, organized in the Commonwealth of Massachusetts is located in Cambridge, Massachusetts. The System owns investments in the following electric and gas utilities and other subsidiaries all of which are organized in the Commonwealth of Massachusetts:

   Name of Company                             Location

   Electric Utilities

   Cambridge Electric Light Company            Cambridge, Massachusetts
   Canal Electric Company                      Sandwich, Massachusetts
   Commonwealth Electric Company               New Bedford, Plymouth,
                                                 Martha's Vineyard and
                                                 the geographic area
                                                 comprising Cape Cod,
                                                 Massachusetts

   Gas Utility

   Commonwealth Gas Company                    Cambridge, Framingham, New
                                                 Bedford, Plymouth, South-
                                                 boro, Somerville and
                                                 Worcester, Massachusetts

   Other Subsidiaries

   COM/Energy Acushnet Realty                  Cambridge, Massachusetts
     (Organized as a Trust;
      leases land to Hopkinton
      LNG Corp.)

   COM/Energy Cambridge Realty                 Cambridge, Massachusetts
     (Organized as a Trust to
      hold various properties)

   COM/Energy Freetown Realty                  Cambridge, Massachusetts
     (Organized as a Trust
      to develop a parcel of
      land)

<PAGE 2>

                          COMMONWEALTH ENERGY SYSTEM

   Other Subsidiaries (Continued)

   Name of Company                             Location

   COM/Energy Research Park Realty             Cambridge, Massachusetts
     (Organized as a Trust to
      develop a research complex)

   COM/Energy Services Company                 Cambridge, Massachusetts
     (Service company)

   COM/Energy Steam Company                    Cambridge, Massachusetts
     (Sells steam for heating
      and industrial production)

   Darvel Realty Trust                         Cambridge, Massachusetts
     (Owns, develops and operates
      real estate)

   Hopkinton LNG Corp.                         Cambridge, Massachusetts
     (Operates an LNG facility
      with Commonwealth Gas Company
      being its primary customer)

   All of the previously listed subsidiaries are wholly-owned.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies is included in Exhibit C attached hereto.

3. Reference is made to Exhibit D attached hereto for a description of sales and purchases of electricity and gas.

   This statement consists of pages numbered 1, 2 and 3 inclusive, together with the following exhibits:

         Exhibit A -     Financial Statements (Should be read in conjunction
                         with the Annual Report on Form 10-K filed with the Securities and Exchange Commission.)

         Exhibit B -     Financial Data Schedule

         Exhibit C -     Description of Properties

         Exhibit D -     Sales and Purchases of Electricity and Gas

<PAGE 3>

                          COMMONWEALTH ENERGY SYSTEM

                                  SIGNATURES

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1996.

                                                  COMMONWEALTH ENERGY SYSTEM



                                                  By     JAMES D. RAPPOLI
                                                         James D. Rappoli,
                                                         Financial Vice
                                                           President and
                                                           Treasurer
SEAL

Attest

   MICHAEL P. SULLIVAN
   Michael P. Sullivan,
   Vice President,
     Secretary and
     General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

   James D. Rappoli                               Financial Vice President
         (Name)                                         and Treasurer
                                                           (Title)

             One Main Street, Cambridge, Massachusetts 02142-9150
                                   (Address)

<PAGE 4>


                                                            INDEX TO
                                                            EXHIBIT A

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES

                         INDEX TO FINANCIAL STATEMENTS


Exhibit  Description

 A - 1   Consolidating Statement of Income for the
           Twelve Months Ended December 31, 1995                Pages 1 - 2

 A - 2   Eliminations and Reclassifications to
           Consolidating Statement of Income for
           the Twelve Months Ended December 31, 1995

             Summary                                            Pages 1 - 3
             Detail                                             Pages 4 - 8

 A - 3   Consolidating Statement of Retained
           Earnings for the Twelve Months Ended
           December 31, 1995                                    Pages 1 - 2

 A - 4   Consolidating Balance Sheet -
           December 31, 1995

             Assets                                             Pages 1 - 2
             Capitalization and Liabilities                     Pages 3 - 4
             Note to Consolidating Balance Sheet                Page 5

 A - 5   Eliminations and Reclassifications to
           Consolidating Balance Sheet -
             December 31, 1995

             Summary                                            Pages 1 - 2
             Detail                                             Pages 3 - 5

<PAGE 5>


                                                                 EXHIBIT A-1
                                                                 PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                   Eliminations
                                                   and Reclass-
                                      Consolidated  ifications       Total

OPERATING REVENUES:
  Electric                              $607 047     $ 97 866     $  704 933
  Gas                                    306 953        1 969        308 922
  Steam                                   15 402          -           15 402
  Other                                    1 953       45 547         47 500
                                         931 355      145 402      1 076 757

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil           57 820        1 445         59 265
  Electricity purchased for resale       274 795       90 448        365 243
  Cost of gas sold                       158 835       10 277        169 112
  Other operation                        206 280       43 306        249 586
  Maintenance                             38 414          -           38 414
  Depreciation                            48 170          -           48 170
  Taxes -
    Local property                        17 573          -           17 573
    Federal and state income -
      Current                             20 025          -           20 025
      Deferred                             5 950          -            5 950
      Investment tax credits, net         (1 401)         -           (1 401)
    Payroll and other                      8 284          -            8 284
                                         834 745      145 476        980 221

OPERATING INCOME (LOSS)                   96 610          (74)        96 536

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries         -         53 784         53 784
  Interest - subsidiaries                    -          1 876          1 876
  Other, net                                (606)       1 661          1 055
                                            (606)      57 321         56 715

TOTAL INCOME                              96 004       57 247        153 251

INTEREST CHARGES:
  Long-term debt                          38 581          -           38 581
  Intercompany advances                      -          3 182          3 182
  Other interest charges                   6 884          281          7 165
  Allowance for borrowed funds used
    during construction                     (857)         -             (857)
                                          44 608        3 463         48 071

NET INCOME (LOSS)                       $ 51 396     $ 53 784     $  105 180

<PAGE 6>

                                                                 EXHIBIT A-1
                                                                 PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                                   Cambridge
                                       Commonwealth                Electric
                                       Energy       Subsidiaries   Light
                                       System       Combined       Company

OPERATING REVENUES:
  Electric                               $    -      $  704 933    $123 354
  Gas                                         -         308 922         -
  Steam                                       -          15 402         -
  Other                                       -          47 500         -
                                              -       1 076 757     123 354

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil               -          59 265       2 895
  Electricity purchased for resale            -         365 243      69 415
  Cost of gas sold                            -         169 112         -
  Other operation                           1 173       248 413      27 478
  Maintenance                                 -          38 414       3 404
  Depreciation                                -          48 170       4 127
  Taxes -
    Local property                            -          17 573       3 017
    Federal and state income -
      Current                              (1 131)       21 156       1 752
      Deferred                               (149)        6 099       1 067
      Investment tax credits, net             -          (1 401)        (94)
    Payroll and other                         (19)        8 303         835
                                             (126)      980 347     113 896

OPERATING INCOME (LOSS)                       126        96 410       9 458

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       53 784           -           -
  Interest - subsidiaries                   1 876           -           -
  Other, net                                   13         1 042         258
                                           55 673         1 042         258

TOTAL INCOME                               55 799        97 452       9 716

INTEREST CHARGES:
  Long-term debt                            3 700        34 881       3 776
  Intercompany advances                       -           3 182         286
  Other interest charges                      703         6 462         352
  Allowance for borrowed funds used
    during construction                       -            (857)       (136)
                                            4 403        43 668       4 278

NET INCOME (LOSS)                        $ 51 396    $   53 784    $  5 438

<PAGE 7>

                                                                 EXHIBIT A-1
                                                                 PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

(Dollars in Thousands)

                                                COM/      COM/       COM/
                                     Canal      Energy    Energy     Energy
                                     Electric   Acushnet  Cambridge  Freetown
                                     Company    Realty    Realty     Realty

OPERATING REVENUES:
  Electric                           $146 954    $  -      $  -      $   -
  Gas                                     -         -         -          -
  Steam                                   -         -         -          -
  Other                                   -         157       -          -
                                      146 954       157       -          -

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil        48 707       -         -          -
  Electricity purchased for resale     14 999       -         -          -
  Cost of gas sold                        -         -         -          -
  Other operation                      26 576        27        14        398
  Maintenance                          12 456       -         -          -
  Depreciation                         16 473       -         -          -
  Taxes -
    Local property                      2 777        26         2         80
    Federal and state income -
      Current                           4 486        40        (3)      (402)
      Deferred                         (3 239)        3        (2)       214
      Investment tax credits, net        (638)      -         -          -
    Payroll and other                     733       -         -          -
                                      123 330        96        11        290

OPERATING INCOME (LOSS)                23 624        61       (11)      (290)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries      -         -         -          -
  Interest - subsidiaries                 -         -         -          -
  Other, net                              261         6         2        -
                                          261         6         2        -

TOTAL INCOME                           23 885        67        (9)      (290)

INTEREST CHARGES:
  Long-term debt                        8 229       -         -          -
  Intercompany advances                 1 210       -         -           66
  Other interest charges                  668       -         -          -
  Allowance for borrowed funds used
    during construction                  (354)      -         -          -
                                        9 753       -         -           66

NET INCOME (LOSS)                    $ 14 132    $   67    $   (9)   $  (356)

<PAGE 8>

                                                                 EXHIBIT A-1
                                                                 PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                 COM/      COM/      Common-
                                     COM/Energy  Energy    Energy    wealth
                                     Research    Services  Steam     Electric
                                     Park Realty Company   Company   Company

OPERATING REVENUES:
  Electric                             $   -     $   -     $   -     $434 625
  Gas                                      -         -         -          -
  Steam                                    -         -      15 402        -
  Other                                    892    35 559       -          -
                                           892    35 559    15 402    434 625

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -         -       7 362        301
  Electricity purchased for resale         -         -         -      280 829
  Cost of gas sold                         -         -         -          -
  Other operation                          314    34 471     3 812     74 194
  Maintenance                              -         -         408     10 569
  Depreciation                             -         -         282     16 377
  Taxes -
    Local property                         222       -          78      5 137
    Federal and state income -
      Current                              124       295     1 321     (2 075)
      Deferred                              30      (365)       20     13 551
      Investment tax credits, net          -         -          (4)      (435)
    Payroll and other                      -       1 104        42      2 750
                                           690    35 505    13 321    401 198

OPERATING INCOME (LOSS)                    202        54     2 081     33 427

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -         -         -          -
  Interest - subsidiaries                  -         -         -          -
  Other, net                                37       -          28     (1 323)
                                            37       -          28     (1 323)

TOTAL INCOME                               239        54     2 109     32 104

INTEREST CHARGES:
  Long-term debt                           -         -         -       14 081
  Intercompany advances                    -         -          11      1 495
  Other interest charges                   -           5         5      1 671
  Allowance for borrowed funds used
    during construction                    -         -         -         (312)
                                           -           5        16     16 935

NET INCOME (LOSS)                     $    239   $    49   $ 2 093   $ 15 169

<PAGE 9>

                                                                 EXHIBIT A-1
                                                                 PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                      Common-
                                      wealth      Darvel      Hopkinton
                                      Gas         Realty      LNG
                                      Company     Trust       Corp.

OPERATING REVENUES:
  Electric                            $    -      $    -      $   -
  Gas                                  308 922         -          -
  Steam                                    -           -          -
  Other                                    -           904      9 988
                                       308 922         904      9 988

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -           -          -
  Electricity purchased for resale         -           -          -
  Cost of gas sold                     169 112         -          -
  Other operation                       73 350         913      6 866
  Maintenance                           11 577         -          -
  Depreciation                           9 656         -        1 255
  Taxes -
    Local property                       5 798         -          436
    Federal and state income -
      Current                           13 898       1 293        427
      Deferred                          (4 026)     (1 123)       (31)
      Investment tax credits, net         (203)        -          (27)
    Payroll and other                    2 818           3         18
                                       281 980       1 086      8 944

OPERATING INCOME (LOSS)                 26 942        (182)     1 044

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -           -          -
  Interest - subsidiaries                  -           -          -
  Other, net                             1 233         407        133
                                         1 233         407        133

TOTAL INCOME                            28 175         225      1 177

INTEREST CHARGES:
  Long-term debt                         8 174         -          621
  Intercompany advances                    106         -            8
  Other interest charges                 3 721          40        -
  Allowance for borrowed funds used
    during construction                    (55)        -          -
                                        11 946          40        629

NET INCOME (LOSS)                     $ 16 229    $    185    $   548

<PAGE 10>


                                                                 EXHIBIT A-2
                                                                 PAGE 1 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                   ENTRY NUMBER (See Pages 4-8 for detail)


                            TOTAL      1        2        3        4        5

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $ 97 886  $41 664  $18 694  $ 2 030  $33 878 $   -
  Gas                        1 969      -        -        -        -     1 969
  Other                     45 547      -        -        -        -       -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production     1 445     -         -        -        -     1 680
  Electricity purchased
    for resale              90 448   39 617   15 191    2 030   33 610     -
  Cost of gas sold          10 277      -        -        -        -       289
  Other operation           43 306    2 047    3 503      -       268      -
OTHER INCOME:
  Equity in earnings of
    subsidiaries            53 784      -        -        -        -       -
  Interest - subsidiaries    1 876      -        -        -        -       -
  Other, net                 1 661      -        -        -        -       -

INTEREST CHARGES:
  Intercompany advances      3 182      -        -        -        -       -
  Other interest charges       281     -         -        -        -       -

NET INCOME                $ 53 784

<PAGE 11>

                                                                  EXHIBIT A-2
                                                                  PAGE 2 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                    ENTRY NUMBER (See Pages 4-8 for detail)

                             6         7        8       9       10        11

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $1 561    $   -    $   -    $   -    $  -     $   59
  Gas                        -          -        -        -       -        -
  Other                      -       35 559      -        -       -        -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production     -          -        -        -       -        -
  Electricity purchased
    for resale               -          -        -        -       -        -
  Cost of gas sold           -          -        -        -       -        -
  Other operation          1 561     35 559      -        -       -         59

OTHER INCOME:
  Equity in earnings of
    subsidiaries             -          -     53 784      -       -        -
  Interest - subsidiaries    -          -        -      1 876     -        -
  Other, net                 -          -        -        -     1 306      -

INTEREST CHARGES:
  Intercompany advances      -          -        -      1 876   1 306      -
  Other interest charges     -          -        -        -       -        -

NET INCOME                                   $53 784

<PAGE 12>

                                                                  EXHIBIT A-2
                                                                  PAGE 3 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                            ENTRY NUMBER (See Pages 4-8 for detail)

                               12       13       14      15

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                  $  -     $   -    $   -    $   -
  Gas                          -         -        -        -
  Other                        -         -        -      9 988

OPERATING EXPENSES:
  Fuel used in electric
    and steam production      (235)      -        -        -
  Electricity purchased
    for resale                 -         -        -        -
  Cost of gas sold             -         -        -      9 988
  Other operation              235        74      -        -

OTHER INCOME:
  Equity in earnings of
    subsidiaries               -         -        -        -
  Interest - subsidiaries      -         -        -        -
  Other, net                   -          74      281      -

INTEREST CHARGES:
  Intercompany advances        -         -        -        -
  Other interest charges       -         -        281      -

NET INCOME

<PAGE 13>


                                                                 EXHIBIT A-2
                                                                 PAGE 4 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                     No. 1

OPERATING REVENUES:
    Electric                                          $41 664
  OPERATING EXPENSES:
    Electricity purchased for resale                              $39 617
    Other operation                                                 2 047

To eliminate intercompany sales of electricity as follows:

                                                       OPERATING EXPENSES
                                          OPERATING  Electricity
                                          REVENUES    Purchased      Other
                                          Electric    for Resale   Operation

Canal Electric Company                     $39 617     $   -       $   -
    Cambridge Electric Light Company           -        10 148         -
    Commonwealth Electric Company              -        29 469         -
Commonwealth Electric Company                2 047         -           -
    Canal Electric Company                     -           -         1 907
    Commonwealth Gas Company                   -           -           140
                                           $41 664     $39 617     $ 2 047

                                     No. 2

OPERATING REVENUES:
    Electric                                         $18 694
  OPERATING EXPENSES:
    Electricity purchased for resale                               $15 191
    Other operation                                                  3 503

To eliminate electricity purchased from third parties by Canal
    Electric Company, acting as agent for Commonwealth Electric
    Company and Cambridge Electric Light Company, including related transmission costs.

                                     No. 3

OPERATING REVENUES:
    Electric                                         $ 2 030
  OPERATING EXPENSES:
    Electricity purchased for resale                               $ 2 030

To eliminate intercompany charges relating to the abandonment of Seabrook 2 billed by Canal Electric Company to Commonwealth
    Electric Company and Cambridge Electric Light Company.

<PAGE 14>

                                                                 EXHIBIT A-2
                                                                 PAGE 5 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                     No. 4

OPERATING REVENUES:
    Electric                                      $33 878
  OPERATING EXPENSES:
    Electricity purchased for resale                              $33 610
    Other operation                                                   268

To eliminate intercompany sales of electricity, including transmission costs, by Canal Electric Company to Commonwealth Electric Company
   ($26,905,000) and Cambridge Electric Light Company ($6,973,000) from the Seabrook nuclear power plant.

                                     No. 5

OPERATING REVENUES:
    Gas                                           $ 1 969
  OPERATING EXPENSES:
    Fuel used in electric and steam production                    $ 1 680
    Cost of gas sold                                                  289

To eliminate intercompany sales of gas and end-user transportation charges by Commonwealth Gas Company to Cambridge Electric
   Light Company.

                                     No. 6

OPERATING REVENUES:
    Electric                                      $ 1 561
  OPERATING EXPENSES:
    Other operation                                               $ 1 561

To eliminate intercompany rents billed by Commonwealth Electric
   Company to Cambridge Electric Light Company and Canal
   Electric Company.

                                     No. 7

OPERATING REVENUES:
    Other                                         $35 559
  OPERATING EXPENSES:
    Other operation                                               $35 559

To eliminate intercompany billing by COM/Energy Services Company to the other subsidiaries.

<PAGE 15>

                                                                 EXHIBIT A-2
                                                                 PAGE 6 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)

                                     No. 8

OTHER INCOME:
  Equity in earnings of subsidiaries              $53 784
  RETAINED EARNINGS                                                $53 784

  To eliminate Commonwealth Energy System's equity in 1995 earnings (losses) of subsidiaries as follows:

  Cambridge Electric Light Company                $ 5 438
  Canal Electric Company                           14 132
  COM/Energy Acushnet Realty                           67
  COM/Energy Cambridge Realty                          (9)
  COM/Energy Freetown Realty                         (356)
  COM/Energy Research Park Realty                     239
  COM/Energy Services Company                          49
  COM/Energy Steam Company                          2 093
  Commonwealth Electric Company                    15 169
  Commonwealth Gas Company                         16 229
  Darvel Realty Trust                                 185
  Hopkinton LNG Corp.                                 548
                                                  $53 784

                                     No. 9

OTHER INCOME:
    Interest - subsidiaries                       $ 1 876
  INTEREST CHARGES:
    Intercompany advances                                         $ 1 876

To eliminate interest income of Commonwealth Energy System from subsidiaries as follows:

  Cambridge Electric Light Company                $  201
  Canal Electric Company                             616
  COM/Energy Freetown Realty                          66
  Commonwealth Electric Company                      915
  Commonwealth Gas Company                            59
  Hopkinton LNG Corp.                                  8
  COM/Energy Steam Company                            11
                                                  $1 876

<PAGE 16>

                                                                 EXHIBIT A-2
                                                                 PAGE 7 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

(Dollars in Thousands)

                                    No. 10

OTHER INCOME:
    Other, net                                    $ 1 306
  INTEREST CHARGES:
    Intercompany advances                                         $ 1 306

  To eliminate intercompany interest income and expense as follows:

                                                  Income          Expense

  Cambridge Electric Light Company                $   -           $    85
  Canal Electric Company                              -               594
  COM/Energy Acushnet Realty                            5             -
  COM/Energy Cambridge Realty                           2             -
  Darvel Realty Trust                                 407             -
  COM/Energy Research Park Realty                      28             -
  COM/Energy Steam Company                             28             -
  Hopkinton LNG Corp.                                  44             -
  Commonwealth Electric Company                       -               580
  Commonwealth Gas Company                            792              47
                                                  $ 1 306         $ 1 306

                                    No. 11

OPERATING REVENUES:
    Electric                                      $    59
  OPERATING EXPENSES:
    Other operation                                               $    59

To eliminate intercompany billing of fixed charges on a transformer by Canal Electric Company to Commonwealth Electric Company.

                                    No. 12

OPERATING EXPENSES:
    Fuel used in electric and steam production    $   235
  OPERATING EXPENSES:
    Other operation                                               $   235

To eliminate intercompany billing for operating expenses from Cambridge Electric Light Company to COM/Energy Steam Company.

<PAGE 17>

                                                                 EXHIBIT A-2
                                                                 PAGE 8 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

(Dollars in Thousands)

                                    No. 13

OTHER INCOME:
    Other, net                                    $    74
  OPERATING EXPENSES:
    Other operation                                               $    74

To eliminate intercompany rent billed by Cambridge Electric Light
  Company to COM/Energy Steam Company.

                                    No. 14

INTEREST INCOME:
    Other, net                                    $   281
  INTEREST CHARGES:
    Other interest charges                                        $   281

To reclassify interest income and expense related to contested income tax issues.


                                    No. 15

OPERATING REVENUES:
    Other                                         $9 988
  OPERATING EXPENSES:
    Cost of Gas Sold                                              $9 988

To eliminate intercompany billing by Hopkinton LNG Corp. to Commonwealth
  Gas Company.

<PAGE 18>


                                                                EXHIBIT A-3
                                                                PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)





                                                    Eliminations
                                                    and Reclass-
                                       Consolidated  ifications     Total

Balance at December 31, 1994             $217 726     $ 63 133     $280 859
  Add-
    Net income for the year                51 396       53 784      105 180
                                          269 122      116 917      386 039

  Deduct-
    Cash dividends-
      System-
        Common shares                      32 032          -         32 032
        Preferred shares                    1 110          -          1 110
      Subsidiaries-
        Common stock                          -         44 797       44 797
                                           33 142       44 797       77 939

Balance at December 31, 1995             $235 980     $ 72 120     $308 100

<PAGE 19>

                                                                EXHIBIT A-3
                                                                PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)





                                                                  Cambridge
                                       Commonwealth               Electric
                                       Energy       Subsidiaries  Light
                                       System       Combined      Company

Balance at December 31, 1994             $217 726     $ 63 133     $  7 166
  Add-
    Net income for the year                51 396       53 784        5 438
                                          269 122      116 917       12 604

  Deduct-
    Cash dividends-
      System-
        Common shares                      32 032          -            -
        Preferred shares                    1 110          -            -
      Subsidiaries-
        Common stock                          -         44 797        5 043
                                           33 142       44 797        5 043

Balance at December 31, 1995             $235 980     $ 72 120     $  7 561

<PAGE 20>

                                                                EXHIBIT A-3
                                                                PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)





                                Canal      COM/Energy  COM/Energy  COM/Energy
                                Electric   Acushnet    Cambridge   Freetown
                                Company    Realty      Realty      Realty

Balance at December 31, 1994    $ 51 647    $    199    $     32    $(20 167)
  Add-
    Net income for the year       14 132          67          (9)       (356)
                                  65 779         266          23     (20 523)

  Deduct-
    Cash dividends-
      System-
        Common shares                -           -           -           -
        Preferred shares             -           -           -           -
      Subsidiaries-
        Common stock              13 709          16         -           -
                                  13 709          16         -           -

Balance at December 31, 1995    $ 52 070    $    250    $     23    $(20 523)

<PAGE 21>

                                                                EXHIBIT A-3
                                                                PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)





                                                                     Common-
                                 COM/Energy  COM/Energy  COM/Energy  wealth
                                 Research    Services    Steam       Electric
                                 Park Realty Company     Company     Company

Balance at December 31, 1994      $   536     $    12     $ 1 560    $15 350
  Add-
    Net income for the year           239          49       2 093     15 169
                                      775          61       3 653     30 519

  Deduct-
    Cash dividends-
      System-
        Common shares                 -           -           -          -
        Preferred shares              -           -           -          -
      Subsidiaries-
        Common stock                  386          49       2 664      9 811
                                      386          49       2 664      9 811

Balance at December 31, 1995      $   389     $    12     $   989    $20 708

<PAGE 22>

                                                                EXHIBIT A-3
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                            (Dollars in Thousands)





                                     Common-
                                     wealth       Darvel       Hopkinton
                                     Gas          Realty       LNG
                                     Company      Trust        Corp.


Balance at December 31, 1994         $  6 837     $   (432)    $    393
  Add-
    Net income for the year            16 229          185          548
                                       23 066         (247)         941

  Deduct-
    Cash dividends-
      System-
        Common shares                     -            -            -
        Preferred shares                  -            -            -
      Subsidiaries-
        Common stock                   12 571          -            548
                                       12 571          -            548

Balance at December 31, 1995         $ 10 495     $   (247)    $    393

<PAGE 23>

                                                                EXHIBIT A-4
                                                                PAGE 1 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                     Eliminations
                                                     and Reclass-
                                      Consolidated    ifications     Total

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $1 114 351    $      -      $1 114 351
    Gas                                   347 728           -         347 728
    Other                                  63 821           286        64 107
    Leased property, net                   14 931           -          14 931
                                        1 540 831           286     1 541 117
    Less: Accumulated depreciation
          and amortization                497 627           -         497 627
    Net Property, Plant and Equipment   1 043 204           286     1 043 490

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                   -         436 891       436 891
  Advances to associate companies             -          13 890        13 890
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        9 814           -           9 814
    Other, at cost                          3 400           -           3 400
                                           13 214       450 781       436 995

CURRENT ASSETS:
  Cash                                      4 319           -           4 319
  Accounts receivable:
    Affiliated companies                      -          19 488        19 488
    Other                                 113 418           -         113 418
  Reserve for uncollectible accounts       (8 041)          -          (8 041)
  Unbilled revenues                        31 642           -          31 642
  Inventories, at average cost-
    Materials and supplies                  6 516           -           6 516
    Natural gas                            17 339           -          17 339
    Electric production fuel oil            1 683           -           1 683
  Prepaid property taxes                    9 044           -           9 044
  Prepaid income taxes                        -           1 527         1 527
  Other                                     6 799            35         6 834
    Total Current Assets                  182 719        21 050       203 769

DEFERRED CHARGES                          145 464         7 537       153 001

TOTAL                                  $1 384 601    $  479 654    $1 864 255

<PAGE 24>

                                                                EXHIBIT A-4
                                                                PAGE 2 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                                   Cambridge
                                      Commonwealth                 Electric
                                      Energy        Subsidiaries   Light
                                      System        Combined       Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $      -      $1 114 351    $  151 141
    Gas                                       -         347 728           -
    Other                                     -          64 107         7 009
    Leased property, net                      -          14 931           -
                                              -       1 541 117       158 150
    Less: Accumulated depreciation
          and amortization                    -         497 627        58 839
    Net Property, Plant and Equipment         -       1 043 490        99 311

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies               436 891           -             -
  Advances to associate companies           6 610         7 280           -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                          -           9 814         9 224
    Other, at cost                            -           3 400             5
                                          443 501        20 494         9 229

CURRENT ASSETS:
  Cash                                        115         4 204           239
  Accounts receivable:
    Affiliated companies                       61        19 427         2 140
    Other                                       3       113 415        11 024
  Reserve for uncollectible accounts          -          (8 041)         (490)
  Unbilled revenues                           -          31 642         1 769
  Inventories, at average cost-
    Materials and supplies                    -           6 516           511
    Natural gas                               -          17 339           -
    Electric production fuel oil              -           1 683           796
  Prepaid property taxes                      -           9 044         1 690
  Prepaid income taxes                        510         1 017            43
  Other                                        30         6 804           829
    Total Current Assets                      719       203 050        18 551

DEFERRED CHARGES                              322       152 679         9 951

TOTAL                                  $  444 542    $1 419 713    $  137 042

<PAGE 25>

                                                                EXHIBIT A-4
                                                                PAGE 3 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                 COM/     COM/       COM/
                                       Canal     Energy   Energy     Energy
                                       Electric  Acushnet Cambridge  Freetown
                                       Company   Realty   Realty     Realty

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $442 403  $    -    $    -    $    -
    Gas                                     -         -         -         -
    Other                                     9       423         3     2 932
    Leased property, net                 13 128       -         -         -
                                        455 540       423         3     2 932
    Less: Accumulated depreciation
          and amortization              163 929       -         -         -
    Net Property, Plant and Equipment   291 611       423         3     2 932

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           -         120        35       -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         -
    Other, at cost                        3 372       -         -         -
                                          3 372       120        35       -

CURRENT ASSETS:
  Cash                                       12         7         7         4
  Accounts receivable:
    Affiliated companies                  9 271       -         -         -
    Other                                 9 531        26       -         -
  Reserve for uncollectible accounts        -         -         -         -
  Unbilled revenues                         438       -         -         -
  Inventories, at average cost-
    Materials and supplies                1 375       -         -         -
    Natural gas                             -         -         -         -
    Electric production fuel oil            762       -         -         -
  Prepaid property taxes                    874        13         2        68
  Prepaid income taxes                      -         -         -         283
  Other                                   1 622         1         2        12
    Total Current Assets                 23 885        47        11       367

DEFERRED CHARGES                         30 592        23         2     3 668

TOTAL                                  $349 460  $    613  $     51  $  6 967

<PAGE 26>

                                                                EXHIBIT A-4
                                                                PAGE 4 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                     COM/        COM/       COM/     Common-
                                     Energy      Energy     Energy   wealth
                                     Research    Services   Steam    Electric
                                     Park Realty Company    Company  Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $    -    $    -    $    -    $520 807
    Gas                                     -         -         -         -
    Other                                   384       251     7 546     1 819
    Leased property, net                    -       1 803       -         -
                                            384     2 054     7 546   522 626
    Less: Accumulated depreciation
          and amortization                  125       251     4 037   154 170
    Net Property, Plant and Equipment       259     1 803     3 509   368 456

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           495       -         -         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         590
    Other, at cost                          -         -         -          14
                                            495       -         -         604

CURRENT ASSETS:
  Cash                                       18       126         5     1 430
  Accounts receivable:
    Affiliated companies                    -       4 085       -       2 570
    Other                                    20       228     2 747    44 330
  Reserve for uncollectible accounts        -         -         -      (2 379)
  Unbilled revenues                         -         -         791     5 795
  Inventories, at average cost-
    Materials and supplies                  -         -           6     3 338
    Natural gas                             -         -         -         -
    Electric production fuel oil            -         -         -         125
  Prepaid property taxes                    111       -          39     2 843
  Prepaid income taxes                        5       -         -         -
  Other                                       2       873        48     1 799
    Total Current Assets                    156     5 312     3 636    59 851

DEFERRED CHARGES                            381     5 676        73    77 916

TOTAL                                  $  1 291  $ 12 791  $  7 218  $506 827

<PAGE 27>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                        Common-
                                        wealth      Darvel     Hopkinton
                                        Gas         Realty     LNG
                                        Company     Trust      Corp.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                            $    -      $    -      $    -
    Gas                                  347 728         -           -
    Other                                  1 294       1 777      40 660
    Leased property, net                     -           -           -
                                         349 022       1 777      40 660
    Less: Accumulated depreciation
          and amortization                92 881         -        23 395
    Net Property, Plant and Equipment    256 141       1 777      17 265

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                  -           -           -
  Advances to associate companies            -         6 630         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                         -           -           -
    Other, at cost                             9         -           -
                                               9       6 630         -

CURRENT ASSETS:
  Cash                                     2 114           6         236
  Accounts receivable:
    Affiliated companies                     188         -         1 173
    Other                                 43 008       2 500           1
  Reserve for uncollectible accounts      (2 691)     (2 481)        -
  Unbilled revenues                       22 849         -           -
  Inventories, at average cost-
    Materials and supplies                 1 286         -           -
    Natural gas                           17 339         -           -
    Electric production fuel oil             -           -           -
  Prepaid property taxes                   3 094         -           310
  Prepaid income taxes                       384         302         -
  Other                                    1 138          32         446
    Total Current Assets                  88 709         359       2 166

DEFERRED CHARGES                          24 256         107          34

TOTAL                                   $369 115    $  8 873    $ 19 465

<PAGE 28>

                                                                EXHIBIT A-4
                                                                PAGE 6 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1995
                            (Dollars in Thousands)

                                                      Eliminations
                                                      and Reclass-
                                        Consolidated   ifications    Total

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $4 par value, 10,764,134
    shares outstanding (238,237 shares
    issued during 1995)                   $   43 056   $    -      $   43 056
  Subsidiaries                                   -       200 594      200 594
  Amounts paid in excess of par value        111 749     164 575      276 324
  Retained earnings                          235 980      72 120      308 100
    Total Common Share Equity                390 785     437 289      828 074

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 27,600 shares
       authorized and outstanding              2 640         -          2 640
      Series B, 8.10%, 41,600 shares
       authorized and outstanding              4 000         -          4 000
      Series C, 7.75%, 77,400 shares
       authorized and outstanding              7 200         -          7 200
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     377 181         -        377 181
        Total Capitalization                 781 806     437 289    1 219 095
  Capital Lease Obligations-Non Current       13 291         -         13 291

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                    55 600         -         55 600
    Advances from affiliates                     -        13 890       13 890
    Maturing long-term debt                   33 230         -         33 230
      Total Interim Financing                 88 830      13 890      102 720

  Other Current Liabilities -
    Current sinking fund requirements          9 103         -          9 103
    Accounts payable -
      Affiliates                                 -        19 488       19 488
      Other                                  134 908         -        134 908
    Dividends declared                         8 073         -          8 073
    Customers' deposits                        3 727         -          3 727
    Accrued taxes -
      Income                                  22 007       1 527       23 534
      Local property and other                 9 580         -          9 580
    Accrued interest                           8 389          35        8 424
    Capital lease obligations                  1 640         -          1 640
    Other                                     13 578         -         13 578
      Total Other Current Liabilities        211 005      21 050      232 055
      Total Current Liabilities              299 835      34 940      334 775

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          170 182       7 425      177 607
  Unamortized investment tax credits          27 903         -         27 903
  Other                                       91 584         -         91 584
    Total Deferred Credits and Reserves      289 669       7 425      297 094

TOTAL                                     $1 384 601   $ 479 654   $1 864 255

<PAGE 29>

                                                                EXHIBIT A-4
                                                                PAGE 7 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1995
                            (Dollars in Thousands)

                                                                     Cambridge
                                        Commonwealth                 Electric
                                        Energy        Subsidiaries   Light
                                        System        Combined       Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $4 par value, 10,764,134
    shares outstanding (238,237 shares
    issued during 1995)                   $  43 056   $      -     $     -
  Subsidiaries                                  -        200 594       8 665
  Amounts paid in excess of par value       111 749      164 575      27 953
  Retained earnings                         235 980       72 120       7 561
    Total Common Share Equity               390 785      437 289      44 179

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 27,600 shares
       authorized and outstanding             2 640          -           -
      Series B, 8.10%, 41,600 shares
       authorized and outstanding             4 000          -           -
      Series C, 7.75%, 77,400 shares
       authorized and outstanding             7 200          -           -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     30 000      347 181      21 865
        Total Capitalization                434 625      784 470      66 044
  Capital Lease Obligations-Non Current         -         13 291         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                      -         55 600       2 675
    Advances from affiliates                    -         13 890       2 425
    Maturing long-term debt                     -         33 230      20 000
      Total Interim Financing                   -        102 720      25 100

  Other Current Liabilities -
    Current sinking fund requirements           820        8 283         160
    Accounts payable -
      Affiliates                                 52       19 436       3 787
      Other                                     324      134 584       8 870
    Dividends declared                        8 073          -           -
    Customers' deposits                         -          3 727         420
    Accrued taxes -
      Income                                    -         23 534         731
      Local property and other                  -          9 580       1 690
    Accrued interest                             26        8 398         973
    Capital lease obligations                   -          1 640         -
    Other                                        18       13 560         852
      Total Other Current Liabilities         9 313      222 742      17 483
      Total Current Liabilities               9 313      325 462      42 583

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             -        177 607      13 882
  Unamortized investment tax credits            -         27 903       1 941
  Other                                         604       90 980      12 592
    Total Deferred Credits and Reserves         604      296 490      28 415

TOTAL                                     $ 444 542   $1 419 713   $ 137 042

<PAGE 30>

                                                                EXHIBIT A-4
                                                                PAGE 8 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1995
                            (Dollars in Thousands)

                                                  COM/     COM/      COM/
                                        Canal     Energy   Energy    Energy
                                        Electric  Acushnet Cambridge Freetown
                                        Company   Realty   Realty    Realty

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $4 par value, 10,764,134
    shares outstanding (238,237 shares
    issued during 1995)                 $    -     $   -    $   -    $    -
  Subsidiaries                            38 080       325       25    26 000
  Amounts paid in excess of par value      8 321       -        -         -
  Retained earnings                       52 070       250       23   (20 523)
    Total Common Share Equity             98 471       575       48     5 477

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 27,600 shares
       authorized and outstanding            -         -        -         -
      Series B, 8.10%, 41,600 shares
       authorized and outstanding            -         -        -         -
      Series C, 7.75%, 77,400 shares
       authorized and outstanding            -         -        -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                  83 941       -        -         -
        Total Capitalization             182 412       575       48     5 477
  Capital Lease Obligations-Non Current   12 547       -        -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                23 425       -        -         -
    Advances from affiliates               5 865       -        -       1 085
    Maturing long-term debt                3 230       -        -         -
      Total Interim Financing             32 520       -        -       1 085

  Other Current Liabilities -
    Current sinking fund requirements        920       -        -         -
    Accounts payable -
      Affiliates                           2 049         2        1        20
      Other                               19 757       -        -         -
    Dividends declared                       -         -        -         -
    Customers' deposits                      -         -        -         -
    Accrued taxes -
      Income                               3 159        18      -         -
      Local property and other               855        13        2        68
    Accrued interest                       1 516       -        -         -
    Capital lease obligations                581       -        -         -
    Other                                  2 092       -        -         317
      Total Other Current Liabilities     30 929        33        3       405
      Total Current Liabilities           63 449        33        3     1 490

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes       72 914         5      -         -
  Unamortized investment tax credits      12 020       -        -         -
  Other                                    6 118       -        -         -
    Total Deferred Credits and Reserves   91 052         5      -         -

TOTAL                                   $349 460   $   613  $    51  $  6 967

<PAGE 31>

                                                                EXHIBIT A-4
                                                                PAGE 9 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1995
                            (Dollars in Thousands)

                                      COM/        COM/      COM/     Common-
                                      Energy      Energy    Energy   wealth
                                      Research    Services  Steam    Electric
                                      Park Realty Company   Company  Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $4 par value, 10,764,134
    shares outstanding (238,237 shares
    issued during 1995)                 $    -    $    -    $    -    $    -
  Subsidiaries                               350       325     2 550    51 099
  Amounts paid in excess of par value        -         -         -      97 112
  Retained earnings                          389        12       989    20 708
    Total Common Share Equity                739       337     3 539   168 919

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 27,600 shares
       authorized and outstanding            -         -         -         -
      Series B, 8.10%, 41,600 shares
       authorized and outstanding            -         -         -         -
      Series C, 7.75%, 77,400 shares
       authorized and outstanding            -         -         -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -         -     154 275
        Total Capitalization                 739       337     3 539   323 194
  Capital Lease Obligations-Non Current      -         744       -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -         -      17 300
    Advances from affiliates                 -         -         500     1 545
    Maturing long-term debt                  -         -         -         -
      Total Interim Financing                -         -         500    18 845

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -       3 553
    Accounts payable -
      Affiliates                               4        11     2 175     8 987
      Other                                  -       1 653       102    32 699
    Dividends declared                       -         -         -         -
    Customers' deposits                      -         -         -       1 953
    Accrued taxes -
      Income                                  16       170       585    18 721
      Local property and other               111         3        39     3 068
    Accrued interest                         -         -         -       3 946
    Capital lease obligations                -       1 059       -         -
    Other                                    -         488        21     5 843
      Total Other Current Liabilities        131     3 384     2 922    78 770
      Total Current Liabilities              131     3 384     3 422    97 615

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes           91       -          64    44 211
  Unamortized investment tax credits         -         -          39     7 559
  Other                                      330     8 326       154    34 248
    Total Deferred Credits and Reserves      421     8 326       257    86 018

TOTAL                                   $  1 291  $ 12 791  $  7 218  $506 827

<PAGE 32>

                                                                EXHIBIT A-4
                                                                PAGE 10 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1995
                            (Dollars in Thousands)

                                          Common-
                                          wealth      Darvel    Hopkinton
                                          Gas         Realty    LNG
                                          Company     Trust     Corp.

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $4 par value, 10,764,134
    shares outstanding (238,237 shares
    issued during 1995)                   $    -     $    -     $    -
  Subsidiaries                              71 425      1 700         50
  Amounts paid in excess of par value       27 739        -        3 450
  Retained earnings                         10 495       (247)       393
    Total Common Share Equity              109 659      1 453      3 893

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 27,600 shares
       authorized and outstanding              -          -          -
      Series B, 8.10%, 41,600 shares
       authorized and outstanding              -          -          -
      Series C, 7.75%, 77,400 shares
       authorized and outstanding              -          -          -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                    78 100        -        9 000
        Total Capitalization               187 759      1 453     12 893
  Capital Lease Obligations-Non Current        -          -          -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                  12 200        -          -
    Advances from affiliates                 1 850        -          620
    Maturing long-term debt                 10 000        -          -
      Total Interim Financing               24 050        -          620

  Other Current Liabilities -
    Current sinking fund requirements        3 650        -          -
    Accounts payable -
      Affiliates                             2 221         22        157
      Other                                 70 513        -          990
    Dividends declared                         -          -          -
    Customers' deposits                      1 354        -          -
    Accrued taxes -
      Income                                   -           11        123
      Local property and other               3 435        -          296
    Accrued interest                         1 938        -           25
    Capital lease obligations                  -          -          -
    Other                                    3 535         11        401
      Total Other Current Liabilities       86 646         44      1 992
      Total Current Liabilities            110 696         44      2 612

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes         35 586      7 376      3 478
  Unamortized investment tax credits         5 862        -          482
  Other                                     29 212        -          -
    Total Deferred Credits and Reserves     70 660      7 376      3 960

TOTAL                                     $369 115   $  8 873   $ 19 465

<PAGE 33>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      NOTE TO CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

Consolidated long-term debt, including                   Less Current
premiums, at December 31, 1995 is                        Sinking Fund
summarized as follows:                                   Requirements
                                              Amount     and Current
Bonds, Mortgages and Similar Debt -         Outstanding  Maturities     Net

Commonwealth Energy System -
  8-Year 10.48% Senior Notes, Due 6/28/97      10 000
  9-Year 10.45% Senior Notes, Due 6/28/98      10 000
 10-Year 10.58% Senior Notes, Due 6/28/99      10 000
                                               30 000      $   -      $30 000

Cambridge Electric Light Company -
 30-Year 6 1/4% Notes, Series C, Due 6/1/97     4 322
 30-Year 7 3/4% Notes, Series D, Due 6/1/02     2 703
  7-Year 9.97% Notes, Series F, Due 4/1/96     20 000
  7-Year 8.04% Notes, Series G, Due 3/1/99     10 000
 15-Year 8.7% Notes, Series H, Due 3/1/07       5 000
                                               42 025       20 160     21 865

Canal Electric Company -
 First Mortgage Bonds, Series A,
    7%, Due 10/1/96                             3 800
 First and General Mortgage Bonds:
   Series B, 8.85%, Due 9/1/06                 35 007
   Series E, 7 3/8%, Due 12/1/20                9 959
   Series F, 9 7/8%, Due 12/1/20               39 325
                                               88 091        4 150     83 941

Commonwealth Gas Company -
 First Mortgage Bonds:
   Series H, 8.99%, Due 10/1/96                10 000
   Series I, 8.99%, Due 12/1/01                21 750
   Series J, 9.95%, Due 12/1/20                25 000
   Series K, 7.11%, Due 12/30/33               35 000
                                               91 750       13 650     78 100

Commonwealth Electric Company -
 Notes:
   15-Year, 9.50%, Due 12/1/04                 15 000
   18-Year, 9.55%, Due 12/1/07                 10 000
   25-Year, 9.53%, Due 12/1/14                 10 000
   30-Year, 9.60%, Due 12/1/19                 10 000
   10-Year, 7.43%, Due 1/1/03                  15 000
   15-Year, 7.70%, Due 1/1/08                  10 000
   20-Year, 7.98%, Due 1/1/13                  25 000
   30-Year, 8.47%, Due 1/1/23                  15 000
 Term Loans:
   15-Year 9.30%, Due 1/1/02                   29 933
   25-Year 9.37%, Due 1/1/12                   17 895
                                              157 828        3 553    154 275

Hopkinton LNG Corp. -
    5-Year Term Loan, variable rate,
     6.5625% at 12/31/95, Due 12/29/98          9 000          -        9 000

                                             $418 694      $41 513   $377 181

<PAGE 34>

                                                                 EXHIBIT A-5
                                                                 PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                       ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                          Total       1            2

PROPERTY, PLANT AND EQUIPMENT:
  Other                                      $    286   $    -      $    -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                      436 891    436 891         -
  Advances to associate companies              13 890        -        13 890
                                              450 781    436 891      13 890
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                       19 488        -        19 488
  Prepaid income taxes                          1 527        -           -
  Other                                            35        -           -
                                               21 050        -        19 488

DEFERRED CHARGES                                7 537        -           -

                                             $479 654   $436 891    $ 33 378

    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                             $200 594   $200 594    $    -
    Amounts paid in excess of par value       164 575    164 575         -
    Retained earnings                          72 120     71 722         -
      Total Common Share Equity               437 289    436 891         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to parent                    13 890        -        13 890

  Other Current Liabilities -
    Accounts payable - affiliated companies    19 488        -        19 488
    Accrued taxes - income                      1 527        -           -
    Accrued interest                               35        -           -
                                               21 050        -        19 488
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             7 425        -           -

                                             $479 654   $436 891    $ 33 378

<PAGE 35>

                                                                 EXHIBIT A-5
                                                                 PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)

                                                        ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                            3          4           5

PROPERTY, PLANT AND EQUIPMENT:
  Other                                       $   286    $   -       $   -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                          -          -           -
  Advances to associate companies                 -          -           -
                                                  -          -           -
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                          -          -           -
  Prepaid income taxes                            -        1 527         -
  Other                                           -          -            35
                                                  -        1 527          35

DEFERRED CHARGES                                  -        7 537         -

                                              $   286    $ 9 064     $    35


    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                              $   -      $   -       $   -
    Amounts paid in excess of par value           -          -           -
    Retained earnings                             398        -           -
      Total Common Share Equity                   398        -           -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to parent                       -          -           -

  Other Current Liabilities -
    Accounts payable - affiliated companies       -          -           -
    Accrued taxes - income                        -        1 527         -
    Accrued interest                              -          -            35
                                                  -        1 527          35
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes              (112)     7 537         -

                                              $   286    $ 9 064     $    35

<PAGE 36>

                                                                EXHIBIT A-5
                                                                PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)


                                     No. 1

Common shares - subsidiaries                            $200 594
Amounts paid in excess of par value                      164 575
Retained Earnings                                         71 722

   INVESTMENTS - Equity in common stock and earnings
                 of subsidiaries                                  $436 891

   To eliminate Parent company investment in common stock and earnings of subsidiary companies. Income of subsidiaries recorded on equity accounting basis on Parent company statements.



                                  Common
                                  Shares   Amounts Paid           System's
                                   Par     in Excess of Retained  Equity in
                                  Value     Par Value   Earnings Subsidiaries

Cambridge Electric Light Company $  8 665    $ 27 953   $  7 561   $ 44 179
Canal Electric Company             38 080       8 321     52 070     98 471
COM/Energy Acushnet Realty            325         -          250        575
COM/Energy Cambridge Realty            25         -           23         48
COM/Energy Freetown Realty         26 000         -      (20 523)     5 477
COM/Energy Research Park Realty       350         -          389        739
COM/Energy Services Company           325         -           12        337
COM/Energy Steam Company            2 550         -          989      3 539
Commonwealth Electric Company      51 099      97 112     20 708    168 919
Commonwealth Gas Company           71 425      27 739     10 495    109 659
Darvel Realty Trust                 1 700         -         (645)     1 055
Hopkinton LNG Corp.                    50       3 450        393      3 893
                                 $200 594    $164 575   $ 71 722   $436 891


                                     No. 2

Advances from affiliates                                $13 890
Accounts payable - Affiliates                            19 488

   INVESTMENTS - Advances to affiliates                           $13 890
   Accounts receivable - Affiliates                                19 488

   To eliminate intercompany accounts as follows:

<PAGE 37>

                                                                EXHIBIT A-5
                                                                PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)


                               Investments-  Accounts    Advances   Accounts
                               Advances to  Receivable-   from      Payable-
                               Affiliates   Affiliates  Affiliates Affiliates

Cambridge Electric Light Company  $   -       $ 2 140     $ 2 425    $ 3 787
Canal Electric Company                -         9 271       5 865      2 049
COM/Energy Acushnet Realty            120         -           -            2
COM/Energy Freetown Realty            -           -         1 085         20
COM/Energy Cambridge Realty            35         -           -            1
COM/Energy Research Park Realty       495         -           -            4
COM/Energy Services Company           -         4 085         -           11
COM/Energy Steam Company              -           -           500      2 175
Commonwealth Electric Company         -         2 570       1 545      8 987
Commonwealth Energy System          6 610          61         -           52
Commonwealth Gas Company              -           188       1 850      2 221
Darvel Realty Trust                 6 630         -           -           22
Hopkinton LNG Corp.                   -         1 173         620        157
                                  $13 890     $19 488     $13 890    $19 488


                                     No. 3

Retained earnings                                         $   398
   PROPERTY, PLANT AND EQUIPMENT:
       Other                                                         $   286
   DEFERRED CREDITS AND RESERVES:
       Accumulated deferred income taxes                                 112

   To eliminate intercompany interest capitalized by Darvel
       Realty Trust.


                                     No. 4

CURRENT LIABILITIES:
   Accrued income taxes                                   $1 527

DEFERRED CREDITS AND RESERVES:
   Accumulated deferred income taxes                       7 537

CURRENT ASSETS:
   Prepaid income taxes                                            $1 527

   DEFERRED CHARGES                                                 7 537


   To reclassify income taxes.

<PAGE 38>

                                                                EXHIBIT A-5
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995

                            (Dollars in Thousands)


                                     No. 5

CURRENT LIABILITIES:
   Accrued interest                                      $ 35
       CURRENT ASSETS:
         Other                                                     $ 35

   To eliminate intercompany interest receivable and payable on money pool transactions as follows:

                                                      Receivable   Payable

   Canal Electric Company                                $ -         $26
   Darvel Realty Trust                                    32           -
   Commonwealth Gas Company                                -           2
   Commonwealth Electric Company                           -           7
   COM/Energy Acushnet Realty                              1           -
   COM/Energy Research Park Realty                         2           -
                                                         $35         $35

<PAGE 39>

                                                                EXHIBIT B
                                                                PAGE 1 of 1

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                            FINANCIAL DATA SCHEDULE
                               DECEMBER 31, 1995

[ARTICLE] OPUR3
[LEGEND]
This schedule contains summary financial information extracted from the balance sheet and statement of income contained in Form U-3A-2 of Commonwealth Energy System for the fiscal year ended December 31, 1995 and is qualified in its entirety by reference to such financial statements.
[/LEGEND]
[CIK] 0000071304
[NAME] COMMONWEALTH ENERGY SYSTEM
[MULTIPLIER] 1,000

[PERIOD-TYPE]                                         YEAR
[FISCAL-YEAR-END]                                     DEC-31-1995
[PERIOD-END]                                          DEC-31-1995
[BOOK-VALUE]                                             PER-BOOK
[TOTAL-ASSETS]                                          1,384,601
[TOTAL-OPERATING-REVENUES]                                931,355
[NET-INCOME]                                               51,396

<PAGE 40>

                                                                EXHIBIT C
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1995

               ELECTRIC                               Generating Stations

                                                                  Rated KW
Company and Generating Station Locations             Type       Capacity (a)

Cambridge Electric Light Company
  Kendall Square, Cambridge, Massachusetts           Steam           67 450
  Kendall Square, Cambridge, Massachusetts           Jets            46 640
  Blackstone Street, Cambridge, Massachusetts        Steam           15 000
                                                                    129 090
Canal Electric Company (d)
  Sandwich, Massachusetts                            Steam          542 500
  Sandwich, Massachusetts                            Steam          529 620(b)
                                                                  1 072 120
Commonwealth Electric Company (c)
  Oak Bluffs, Massachusetts                        Internal
                                                     Comb.            8 250
  West Tisbury, Massachusetts                      Internal
                                                     Comb.            5 500
                                                                     13 750

(a) Manufacturer's maximum name plate rating of generating units as reported in Schedule 1, F.E.R.C. Power System Statement Form No. 12.

(b) Represents the entire capacity of Canal Unit No. 2 in which Canal Electric Company and Montaup Electric Company each own an undivided one-half joint-ownership interest. Canal is operator of the unit.

(c) Commonwealth Electric Company is a joint-owner, together with several other New England utility companies, of the Wyman Unit #4 which is located in Yarmouth, Maine. The Company has a 1.4325% interest in this oil-fired 600,000 KW steam type unit, with an entitlement of approximately 9 MW of power. The unit is 60% owned by Central Maine Power Company.

(d) Canal Electric Company is a joint-owner, together with several other New England utility companies, of the Seabrook 1 nuclear power plant which is located in Seabrook, New Hampshire. The Company has a 3.52% interest in this 1,150,000 KW unit, with an entitlement of approximately 40 MW of power.

Notes: (1) Neither the System nor any of the "Other Subsidiaries" shown on the cover of this report own any properties for the generation, transmission or distribution of electricity or gas.

       (2) None of the subsidiary companies owns any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of The Commonwealth of Massachusetts with the exception of a 20% undivided joint interest in a transmission line from the Massachusetts border to a point in the Boston Edison Company system in the vicinity of West Medway, Massachusetts and a 3.8% interest in the Hydro-Quebec Phase II transmission facilities from Monroe, New Hampshire to West Medway, Massachusetts.

<PAGE 41>

                                                                EXHIBIT C
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1995


       (3) In addition to the above generating stations, in order to provide service to customers, each electric company maintains substations, transmission and distribution lines. The gas company maintains high and low pressure gas mains for distribution of natural gas to customers. All of such property, plant and equipment of each of the companies except as noted in item (c) and (d) above is located within franchise areas located in The Commonwealth of Massachusetts.

<PAGE 42>

                                                                EXHIBIT D
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                              Sales at Retail or Wholesale
                                            Electricity           Gas
                                               (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company            1 476 183 700
Canal Electric Company                      2 378 378 802
Commonwealth Gas Company                                      45 730 718.2
Commonwealth Electric Company               4 195 182 390
     Total                                  8 049 744 892     45 730 718.2

Elimination (detailed below)                1 428 362 243        108 969.4
Consolidated                                6 621 382 649     45 621 748.8

Detail of Intercompany Sales

Commonwealth Electric Company Sales -
  To: Canal Electric Company                   21 783 500
      Commonwealth Gas Company                  1 273 879
                                               23 057 379
Commonwealth Gas Company Sales -
  To: Cambridge Electric Light Company                           108 969.4

Canal Electric Company Sales -
  To: Cambridge Electric Light Company        283 737 092
      Commonwealth Electric Company         1 121 567 772
                                            1 405 304 864

Total Elimination                           1 428 362 243        108 969.4


                                        Distributed at Retail Outside State
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

                                           Sales at Wholesale Outside
                                               State or at State Line
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

<PAGE 43>

                                                                EXHIBIT D
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                               Purchases Outside State
                                                   or at State Line
                                           Electricity          Gas
                                              (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company             258 694 027        None
Canal Electric Company                       309 669 785        None
Commonwealth Gas Company                        None            None
Commonwealth Electric Company                   None            None

     Total                                   568 363 812

Elimination                                      -

Consolidated                                 568 363 812 (A)


(A) Excluding power interchanged in the New England Power Pool (Pool) of 198,256,420 KWH. Power is supplied to the Pool by companies in the six-state New England region. No determination is made as to the state of origin of the power which is distributed.